FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2007
Commission File Number 1-11130
ALCATEL-LUCENT
(Translation of registrant’s name into English)
54, rue La Boétie
75008 Paris — France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent
Date: February 9, 2007	By:	/S/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Alcatel-Lucent reports fourth quarter
and full year 2006 results
•	For the fourth quarter 2006, posts adjusted pro-forma revenues of Euro 4,421 million and operating profit(2) of Euro 21 million

•	For the full year 2006, reports adjusted pro-forma revenues of Euro 18,254 million and operating profit of Euro 1,025 million

•	As of December 31, 2006, our total cash and marketable securities was Euro 6.7 billion leaving a net cash position of Euro 508 million

•	Proposal for a dividend payment of Euro 0.16 at next Shareholders’ Meeting on June 1, 2007
Paris, February 9, 2007 — Alcatel-Lucent’s Board of Directors (Euronext Paris and NYSE: ALU) reviewed and approved reported results for the fourth quarter and full year 2006.
EXECUTIVE COMMENTARY
“This is the first quarter that Alcatel-Lucent is reporting results as a combined company,” stated Patricia Russo, Chief Executive Officer of Alcatel-Lucent. “While the results for the fourth quarter are clearly disappointing, the positive long-term benefits of the merger and the growth potential of Alcatel-Lucent remain as envisioned. Since we began operating as a combined company on December 1, 2006, we have made progress against our integration plans, and we expect to increasingly recognize the benefits of our integration over the course of the year.
“Our newly combined company is focused on supporting the overall transformation occurring in our industry. This includes the transformation of networks to all-IP, video and multimedia content to enhance communication services, broadband mobility as well as high value services,” continued Patricia Russo.
“We have now finalized Alcatel-Lucent’s product portfolio and aligned it with these key areas as evidenced by our investments in IMS, 3G mobile networks, services, next-generation optical, as well as wireless and wireline broadband access,” added Patricia Russo. “This is a strong portfolio that we intend to leverage across fixed, mobile, converged and enterprise opportunities to grow our business and gain market share over time. In fact, we’ve recently announced contracts with Softbank Mobile in Japan to deploy a 3G UMTS/HSDPA solution and with Globacom in Nigeria to provide fixed and mobile networks as well as next generation, IP/MPLS and optical network solution.”
“Our integration plans are proceeding. We are leveraging the integration of our two companies to create a more competitive enterprise over the long term, and enhance our operating model to enable greater efficiencies in our operations,” said Patricia Russo. “We now believe the combination of our original synergy plan (Euro 1.4 billion) and additional cost reductions will enable us to realize a total of Euro 1.7 billion pre-tax cost savings within three years, with at least Euro 600 million for 2007. These savings will include among other things, the optimization of our supply chain and services, the elimination of duplicate resources and product rationalization. We believe these actions will enhance our competitiveness in this dynamic industry. As a result, we expect the impact on our global workforce will be about 12,500 positions over three years. These are difficult but necessary decisions, and we will manage these reductions with care. We are committed to serving our customers’ needs, with a competitive cost structure and effective operating model. We will maintain the appropriate workforce level to do that.”
“As we previously stated, the results for the fourth quarter were impacted by a combination of short-term uncertainty for both our customers and our people, as well as challenging market conditions, particularly in North America. While we believe these factors will be mitigated, we expect they will continue to have a more limited effect on our business in the early months of the year, leading to some revenue decline in the first quarter 2007.” stated Patricia Russo. “We are confident that we can resume revenue growth as the year progresses. Looking forward to the full year 2007, we expect revenues to increase on a percentage basis at least at the carrier market growth rate of mid single digits.”
REPORTED RESULTS
In accordance with regulatory reporting requirements, the fourth quarter 2006 reported results include Alcatel stand-alone operations for October and November 2006, and the combined operations of Alcatel-Lucent for December 2006. Businesses to be contributed to Thales are presented as discontinued activities. There were neither capital gains nor cash proceeds from the Thales transaction recognized during the quarter. Results from Nortel’s UMTS radio access business are not included as the transaction was completed on December 31, 2006. For the fourth quarter, Alcatel-Lucent’s reported revenues amounted to Euro 3,871 million and reported operating income(1) was Euro 102 million, including the impact from purchase price allocation entries of Euro (226) million. For the quarter, net income (group share) was Euro (615) million or Euro (0.37) per diluted share (USD (0.48) per ADS), which included the negative pre-tax impact of Euro (0.48) per diluted share (Euro 802 million) for restructuring charges and impairment of intangible assets.
In accordance with regulatory reporting requirements, full year 2006 reported results include Alcatel stand-alone operations from January to November 2006, and combined operations of Alcatel-Lucent for December 2006. Businesses to be contributed to Thales are presented as discontinued activities. For the full year 2006, Alcatel-Lucent’s reported revenues amounted to Euro 12,282 million and reported operating income(1) was Euro 694 million, including the impact from purchase price allocation entries of Euro (226) million. For the full year 2006, net income (group share) was Euro (176) million, or Euro (0.12) per diluted share (USD (0.16) per ADS), which included the negative pre-tax impact of Euro (0.59) per diluted share (Euro 848 million) for restructuring charges and impairment of intangible assets. As of December 31, 2006, Alcatel-Lucent’s net (debt)/cash was Euro 508 million
ADJUSTED PRO-FORMA RESULTS
In order to provide meaningful comparable information, Alcatel-Lucent is providing adjusted pro-forma financial results, in addition to reported results for the fourth quarter and full year 2006. Adjusted pro-forma results include combined operations for Alcatel-Lucent as of January 1, 2006. Businesses to be contributed to Thales are presented as discontinued activities. There were neither capital gains nor cash proceeds from the Thales transaction recognized during the quarter. Results from Nortel’s UMTS radio access business are not included as the transaction was completed on December 31, 2006. In addition, these results exclude any impact from purchase price allocation entries.
For the fourth quarter, Alcatel-Lucent’s adjusted pro-forma revenues were Euro 4,421 million, a decrease of 16% compared with revenue of Euro 5,249 million in the year-ago quarter (a decrease of

12% at constant at Euro/USD rate) and operating profit(2) was Euro 21 million, compared with an operating profit of Euro 566 million in the year-ago quarter. For the quarter, net income (group share) was Euro (618) million, or Euro (0.27) per diluted share (USD (0.35 per ADS), which included the negative impact of Euro (0.26) per diluted share (Euro (577) million) for restructuring charges and impairment of intangible assets.
For the full year 2006 Alcatel-Lucent’s adjusted pro-forma revenue was Euro 18,254 million, a decrease of 2%, compared with revenue of Euro 18,574(3) million for full year 2005, operating profit(2) was Euro 1,025 million, compared with Euro 1,411(3) million in full year 2005. For the full year 2006, net income (group share) was Euro 522 million, or Euro 0.23 per diluted share (USD 0.30 per ADS), which included the negative impact of Euro (0.28) per diluted share (Euro (626) million) for restructuring charges and asset impairment charges of intangible assets. The breakdown of revenues per region is as follows : 36% in North America, 15% in Asia, 26% in Western Europe and 23% rest of the world.

	Fourth	Fourth	Full	Full
Profit & Loss — Adjusted Pro-forma Key Figures	Qtr	Qtr	Year	Year
In Euro million except for EPS	2006	2005	2006	2005
Revenues	4,421	5,249	18,254	18,574
Gross profit	1,409	2,012	6,745	7,358
Operating profit	21	566	1,025	1,411
Restructuring charges & impairment of intangible assets	(577)	(55)	(626)	(70)
Net income (group share)	(618)	381	522	1,674
EPS diluted (in Euro)	(0.27)	0.14	0.23	0.72
E/ADS* diluted (in USD)	(0.35)	0.18	0.30	0.94
Number of diluted shares (billion)	2.251	2.376	2.267	2.379

*	E/ADS has been calculated using the US Federal Reserve Bank of New York noon euro/dollar buying rate of USD1.3197 as of December 29, 2006.
FOURTH QUARTER BUSINESS HIGHLIGHTS
Note: The following figures are based on preliminary adjusted pro-forma indications, which are subject to final representation.

	Fourth	Full
Segment Breakdown	Qtr	Year
In Euro billion	2006	2006
(Estimated)
Revenues
Carriers	3.22	13.65
- Wireline	1.47	5.72
- Wireless	1.24	5.79
- Convergence	0.51	2.14
Enterprise	0.41	1.46
Services	0.74	2.79
Other & Eliminations	0.05	0.35
Total	4.42	18.25

Not withstanding difficulties encountered during the fourth quarter, here are some positive highlights for each business group.
CARRIER BUSINESS
For the fourth quarter 2006, adjusted pro-forma revenue for the carrier business groups, which was estimated at Euro 3.22 billion.
Wireline
For the fourth quarter 2006, adjusted pro-forma revenue for the wireline business group was estimated at Euro 1.47 billion.
Key Highlights:
•	The transformation towards all IP networks and the sustained increase in the number of broadband subscribers continued to significantly influence fixed operators’ investments.

•	The access business registered a record quarter with 8.8 million DSL lines delivered (totaling 30.6 million lines for the full year 2006), with significant growth in the IP based DSLAM product line.

•	The IP routing activity continued its excellent growth above market rate, solidifying its established #2 position in IP/MPLS. The MS WAN business continued transitioning to Ethernet, in particular for DSL aggregation.

•	The optics business was primarily driven by both metro and long haul DWDM.
Wireless
For the fourth quarter 2006, adjusted pro-forma revenue for the wireless business group was estimated at Euro 1.24 billion.
Key Highlights:
•	The deployment of higher speed data capabilities for 3G networks continued to drive mobile operators investment.

•	The CDMA business continued its expansion into high data capabilities but was impacted by a shift in spending by some North American customers

•	The GSM infrastructure activity was impacted by a heightened competitive environment but remained solid in China. One new cost-effective, IP-based base station controller started to ship.

•	Several trials were deployed in the WiMAX Rev e technology in emerging markets
Convergence
For the fourth quarter 2006, adjusted pro-forma revenue for the convergence business group was estimated at Euro 0.51 billion.
Key Highlights:
•	The positive momentum continued in the NGN/IMS activity, with a rapidly growing installed base in China, North America and Western Europe.

•	In the multicore activity and for both mobile and fixed operators, the traditional circuit core networks continued to be replaced by packet or IP-based core networks, which now accounts for a significant portion of the business. Deployment of maintenance services and new software releases contributed to optimize the business with the existing customer base.

•	The deployment of video services at fixed operators across all regions continued to drive our IPTV applications business. The payment converged solutions for mobile operators gained traction, with 220 customers to date.

ENTERPRISE BUSINESS GROUP
For the fourth quarter 2006, adjusted pro-forma revenues for the enterprise business group were estimated at Euro 0.41 billion.
Key Highlights:
•	The voice and IP networking business reported a strong uptake in data and exceptionally strong performance across all product lines in Europe, Middle East and Africa. The IP telephony activities continued to benefit from a balanced customer mix in small, medium and large businesses and gained traction in Western Europe.

•	The leadership position of the contact center activity, Genesys, has been reinforced as the business continues repositioning from a CTI company to Dynamic Contact Center Platform company. In particular, in the voice portal business has contributed to the overall success of the business, following the two recent acquisitions. Market adoption of Open IP has helped in this effort, while continued growth in market presence in emerging economies has also been achieved (China, India, Brazil and Russia).
SERVICES BUSINESS GROUP
For the fourth quarter 2006, adjusted pro-forma revenue for the services business group was estimated at Euro 0.74 billion.
Key Highlights:
•	The services business is positively influenced by the current customers needs, either carriers or enterprises, who transform their networks to an all IP infrastructure, require maintenance services on a multi-vendor environment and require hosted management of some of their services.

•	The network integration activity was fueled by the evolution towards converged services, preparation of large network transformation plans, network optimization and QoS improvement.

•	The professional services activity benefited from large deployments of IPTV services in North America and from strong OSS/BSS activity.

(1)	Operating Income/(Loss) is herein referred to as the income (loss) from operating activities before restructuring, impairment of capitalized development costs, and gain (loss) on disposal of consolidated entities.

(2)	Operating Profit is herein referred to as the income (loss) from operating activities before restructuring, impairment of capitalized development costs, share-based payment, and gain (loss) on disposal of consolidated entities.

(3)	To be compared with our last set of 2005 pro forma figures published on November 14, 2006 in the F-3 Form, i.e. pro forma revenues of Euro 18,569 million and pro forma operating profit of Euro 564 million. The published operating profit in F-3 Form of Euro 564 million includes charges of Euro (799) million for purchase price allocation.

*	*	*	*	*	*	*
The Board of Directors will propose at the Annual Shareholders Meeting on June 1st, 2007 to pay a dividend of Euro 0.16 to shareholders for 2006.

*	*	*	*	*	*	*
Alcatel-Lucent will host an audio webcast at 1:00 p.m. Paris time (12:00 p.m. London and 7:00 a.m. New York), which can be accessed at http://www.alcatel-lucent.com/4q2006.

2007 Upcoming Events / Announcements

May 11	First quarter 2007 earnings announcement
June 1	Annual Shareholders’ Meeting in Paris
August 1	Second quarter 2007 earnings announcement
October 31	Third quarter 2007 earnings announcement
About Alcatel-Lucent
Alcatel-Lucent (Euronext Paris and NYSE: ALU) provides solutions that enable service providers, enterprises and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications, and services, Alcatel-Lucent offers the end-to-end solutions that enable compelling communications services for people at home, at work and on the move. With 79,000 employees and operations in more than 130 countries, Alcatel-Lucent is a local partner with global reach. The company has the most experienced global services team in the industry, and one of the largest research, technology and innovation organizations in the telecommunications industry. Alcatel-Lucent achieved adjusted proforma revenues of Euro 18.3 billion in 2006 and is incorporated in France, with executive offices located in Paris. [All figures exclude impact of activities to be transferred to Thales]. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com
Alcatel-Lucent Press Contacts

Régine Coqueran	Tel :+ 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Joan Campion	Tel :+ 1-908-582 5832	joan.campion@alcatel-lucent.com
Alcatel-Lucent Investor Relations

Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel-lucent.com
Maria Alcon	Tel: +33 (0)1 40 76 15 17	maria.alcon@alcatel-lucent.com
John DeBono	Tel: + 1908-582-7793	debono@alcatel-lucent.com
SAFE HARBOR FOR FORWARD LOOKING STATEMENTS
Except for historical information, all other information in this press release consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent as well as the benefits and synergies of the completed merger transaction, benefits to Alcatel-Lucent from its improvements in product costs and restructuring efforts, improvements in new technologies, benefits that will result from strategic partnerships, acquisitions and divestitures and other statements about Alcatel-Lucent managements’ future expectations, beliefs, goals, plans or prospects that are based on current expectations, estimates, forecasts and projections about Alcatel-Lucent, as well as Alcatel-Lucent’s future performance and the industries in which Alcatel-Lucent operates, in addition to managements’ assumptions. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: our ability to operate effectively in a highly competitive industry with many participants; our ability to keep pace with technological advances and correctly identify and invest in the technologies that become commercially accepted; difficulties and delays in achieving synergies and cost savings; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; compliance with environmental, health and safety laws; whether Alcatel-Lucent can continue to obtain product cost improvements and to implement cost cutting and restructuring programs and whether these efforts will achieve their expected benefits, including improvements in net income, among other benefits; the economic situation in general (including exchange rate fluctuations) and uncertainties in Alcatel-Lucent’s customers’ businesses in particular; customer demand for Alcatel-Lucent’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry; the timing of closing and expected benefits from the operations transferred or to be transferred to Thales and the benefits arising from the increase in the Company’s interest in Thales; and the impact of each of these factors on sales and income. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Form 20-F for the year ended December 31, 2005, as amended, as well as other filings by Alcatel-Lucent and Lucent Technologies Inc. with the US Securities and Exchange Commission including Lucent’s Proxy Statement dated August 7, 2006. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this news release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.